MECHEL REPORTS 2015 OPERATIONAL RESULTS

Moscow, Russia – May 13, 2016 – Mechel PAO (MICEX: MTLR, NYSE: MTL), one of the leading Russian mining and metals companies, announces 2015 operational results.

Production and sales for 2015

Production:

	2015, thousand	2014, thousand		4Q2015, thousand	3Q2015, thousand
Product Name	tonnes	tonnes		tonnes	tonnes
Run-of-Mine Coal	23,181	22,624	+2%	5,776	5,957	-3%

Pig Iron	4,065	3,946	+3%	1,006	1,014	-1%

Steel	4,321	4,269	+1%	1,081	1,093	-1%

Sales:

		2014
	2015, thousand	thousand		4Q2015, thousand	3Q2015, thousand
Product Name	tonnes	tonnes		tonnes	tonnes

Coking coal concentrate	8,215	10,140	-19%	2,014	2,133	-6%

PCI	2,251	3,063	-27%	457	472	-3%

Anthracites	2,076	2,107	-1%	506	462	+10%

Steam coal	6,564	5,958	+10%	1,657	1,867	-11%

Iron ore concentrate	2,806	3,120	-10%	737	752	-2%

Coke	2,911	3,234	-10%	670	757	-11%

Ferrosilicon	81	87	-7%	22	23	-4%

Flat products	478	451	+6%	121	121	0%

Long products	2,743	2,960	-7%	641	734	-13%

Billets	232	117	+98%	64	56	+14%

Hardware	692	766	-10%	162	189	-14%

Forgings	54	53	+2%	12	15	-19%

Stampings	67	84	-20%	17	18	-5%

Electric power generation (thousand kWh)	4,137,441	3,682,128	+12%	1,033,832	819,502	+26%

Heat power generation (Gcal)	5,666,382	6,106,092	-7%	1,775,478	751,828	+136%

Key investment projects progress

Universal rolling mill:

	2015, thousand	2014, thousand		4Q2015, thousand	3Q2015, thousand
	tonnes	tonnes		tonnes	tonnes
Rails, beams
and shapes	175	124	+41%	56	42	+33%

Elga Coal Complex:

	2015, thousand	2014,		4Q2015, thousand	3Q2015, thousand
	tonnes	thousand tonnes		tonnes	tonnes
Run-of-mine coal	3,952	1,224	+223%	962	1,126	-15%

Mechel PAO’s Chief Executive Officer Oleg Korzhov commented on the 2015 operational results:

“In 2015, Mechel’s coal assets worked in a new reality. On one hand, ruble devaluation had a positive impact on mining costs and helped the company’s enterprises consolidate their position as compared to their competitors. Our production results improved, while mining at the Elga deposit more than tripled. On the other hand, in 2015 international commodity prices demonstrated historical lows as the market failed to reach the bottom many experts hoped for last year and the year before last. At the same time, 2015 saw further decrease of Chinese imports as China, the world’s most important coal consumer, plummeted its imports by over 40% since 2013. The latter factor became key for our sales policy. For example, last year Yakutugol decreased exports by 30%, while domestic sales went up by 44%.

“Coking coal concentrate sales went down by 19% in the accounting period. The decrease in sales to China was partly compensated by reorienting our sales to the domestic market where the price dynamics has been more attractive this year. We have also increased sales of coking coal concentrate to other Asian countries — Japan and Indonesia. To reduce buying from third-party producers in 2015 we supplied additional volumes of coking coal concentrate from Elga Coal Complex to the Group’s steelmaking facilities.

“The slump in PCI sales was primarily due to the global decrease in demand both from Asian and European countries. China and South Korea were our key markets for PCI in 2015.

“We managed to maintain anthracite sales at the same level as last year by redirecting exports from China to Vietnam as well as Southern Europe.

“Steam coal sales went up by 10% due to an increase in production at Elga. We are fully compliant with our commitments as per active contracts with Russian generating companies and our Asian customers.

“Sales of iron ore concentrate went down by 10% as production volumes decreased due to negative market conditions. Uninterrupted supply of iron ore concentrate to Chelyabinsk Metallurgical Plant’s furnace facilities is a priority for us.

“Mechel’s coke and chemical enterprises decreased coke production in 2015 due to unstable demand. Two thirds of coke production was supplied to the Group’s facilities.

“The steel division has increased production of steel and pig iron by 1% and 3% respectively, year-on-year. The universal rolling mill continues to master new types of rolls. In this accounting period we achieved a major increase (+41%) in production of high value-added products. Despite a significant decrease in apparent consumption of construction-purpose long rolls in Russia, we maintained our domestic market supply on last year’s level, increasing our share of this market we consider strategic. We also optimized our portfolio regarding other types of long rolls, thus minimizing production of low value-added products.

“Flat rolls production went up by 10% due to several new contracts with major Russian companies and sale of excessive stockpiles by Mechel Service Global sales network in Western Europe.

The 10-percent decrease in hardware sales is due to the shrinking of our domestic market and the overall negative dynamics of Russia’s hardware market which persists into 2016.

“Bratsk Ferroalloy Plant increased ferrosilicon production by 2% year-on-year. The seven-percent decrease in ferrosilicon sales was due to a shifting in shipment schedule for the plant’s contracted products from this accounting period into early 2016.

“Steady demand for forgings in Eurozone countries enabled us to increase sales of these products by 2%.

“Oversupply of rolling stock on the railway market in 2015 and the resulting slump in demand for new wagons had their impact on our stampings sales which fell by 20%. As Russian government is taking measures to support the wagon-making industry, we expect more orders to come this year.

“The power division last year managed to increase electricity production by 12% due to the stable work of Southern Kuzbass Power Plant which had successfully undergone equipment modernization. The seven-percent decrease in heat production was due to the halt in heat supply of several third-party consumers.”

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Mechel PAO
Ekaterina Videman
Tel: + 7 495 221 88 88
ekaterina.videman@mechel.com

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Mechel is an international mining and steel company which employs over 67,000 people. Its products are marketed in Europe, Asia, North and South America, Africa. Mechel unites producers of coal, iron ore concentrate, steel, rolled products, ferroalloys, heat and electric power. All of its enterprises work in a single production chain, from raw materials to high value-added products.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.